NEWS RELEASE	ELD No. 11-01
TSX: ELD NYSE: EGO ASX: EAU	January 10, 2011

2010 Operating Results / 2011 Operating Guidance

Continued Growth at Low Cost with Increasing Dividend

(all figures in United States dollars, unless otherwise noted)

VANCOUVER - BC – Paul N. Wright President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “We”) is pleased to announce the 2010 operating results and provide operating guidance for 2011.

2010 Operating Results

All the Company’s mines continued to perform strongly through the fourth quarter contributing to a combined total production of 148,372  ounces of gold and a total of 632,537 ounces of gold in the year.

The year end production of 632,537 ounces of gold at a cash cost of $382 per ounce compares very favorably with our start of the year guidance of 550,000 – 600,000 ounces at $395 - $400 per ounce.

Table 1 below provides detail of the individual contributions of the Kisladag, Jinfeng, Tanjianshan and White Mountain mines.

Table 1

	2010 Q4	2010
Gold produced (oz)	148,372	632,537
Cash cost ($/oz)	418	382

Kisladag
Tonnes to Pad	2,021,057	10,372,719
Grade (g/t)	0.99	1.06
Gold Produced (oz)	59,815	274,592
Cash cost ($/oz)	383	329

Jinfeng
Tonnes Milled	387,710	1,557,199
Grade (g/t)	3.81	4.24
Gold Produced (oz)	37,560	181,950
Cash cost ($/oz)	486	425

Tanjianshan
Tonnes Milled	244,867	1,049,952
Grade (g/t)	4.59	4.20
Gold Produced (oz)	30,709	113,863
Cash cost ($/oz)	349	383

White Mountain
Tonnes Milled	169,669	622,418
Grade (g/t)	4.06	3.98
Gold Produced (oz)	20,288	62,132
Cash cost ($/oz)	494	486

Dividend

Recognizing the increased cash margins realized through gold sales in 2010, the Company is declaring and will be paying an additional dividend of C$0.05 per share for 2010, which doubles the amount of the 2010 dividend to C$0.10 per share.  The total amount of this dividend represents approximately $100 per ounce of gold sold by Eldorado in the second half of 2010.  This dividend will be payable on February 25, 2011 to shareholders of record at the close of business February 11, 2011.

For 2011, the Company’s dividend will be declared and paid in two semi-annual increments, shortly after the end of the second and fourth quarters.  The Company envisages that the total dividend amount shall approximate $100 per ounce of gold, sold in the year.

Dividends in subsequent years will be based on gold production, gold sales, gold price, margins, capital reinvestment and market conditions among other factors.

“Eldorado enjoys some of the best margins in the gold business due to our lowest quartile cost of production, and we expect to continue doing so,” said Paul Wright, President and CEO of Eldorado.  “We are pleased to have adopted a policy of distributing a meaningful portion of these excellent margins to our shareholders through what we believe to be an attractive and sustainable dividend, while we aggressively continue to grow Eldorado as one of the worlds best pure gold producers”.

2011 Guidance

Following a very successful year in 2010 where the Company’s gold production grew 74% to 632,537ounces compared with 363,509 ounces in 2009, production will continue to grow in 2011 by an additional 15% to 20%.

With the planned start up of both the Efemcukuru and Eastern Dragon mines in 2011, gold production will increase to be in the range of 715,000 – 770,000 ounces whilst maintaining one of the lowest costs in the industry in the $375-$395/ounce range.

Mine	Gold Production (oz)	Cash Cost ($/oz)	Capital Expenditure ($M)
Kisladag	270,000 – 285,000	350 - 365	50.0
Jinfeng	175,000 – 185,000	445 – 465	30.0
Tanjianshan	110,000 – 120,000	410 – 430	7.5
White Mountain	70,000 – 75,000	485 – 500	10.0
Efemcukuru	70,000 – 80,000	285 – 300	70.0
Eastern Dragon	20,000 – 25,000	40 – 45	62.5
	715,000 – 770,000	375 – 395	230.0

Vila Nova	440,000–480,000 tonnes	$35-40 / tonne	2.5

Principal assumptions used in the preparation of guidance for 2011 include:

Gold Price

$1,250

Oil Price

$80 / barrel

Exchange Rate

CAD vs USD

1.05

RMB vs USD

6.50

YTL vs USD

1.50

EURO vs USD

0.70

REAL vs USD

1.75

Exploration

The worldwide exploration budget for 2011 is estimated at $54 million. Approximately $30 million of the total budget will be spent on “near mine” exploration where we plan to take advantage of both existing infrastructure and highly prospective targets.

Of the $54 million budget, approximately $24 million will be spent in China with the remaining balance in Turkey, Brazil, and Nevada.

Kisladag

In 2011 the Kisladag Mine will place 12 million tonnes of ore on the leach pad at a grade of 1.07 g/t Au, with a strip ratio of 1.4:1. The increased ore production (from 10 million tonnes in 2010) is the result of the expansion project undertaken in 2010 which added capacity to the crushing and conveying circuits. Capital spending in 2011 is estimated at $50 million. Major capital items are:

•

$7.5 million for four new haul  trucks and one Production Drill;

•

$7.5 million in capitalized waste stripping;

•

$10.5 million to complete  the plant expansion; and

•

$6 million in major mining equipment overhauls.

Exploration at Kisladag in 2011 will focus on resource drilling in the western deposit area and geophysics for deep target generation.

Jinfeng

Jinfeng will process 1.55 million tonnes of ore at a grade of 4.06 g/t Au. 760,000 tonnes of ore will come from the open pit; 500,000 tonnes from underground, and the remainder from existing stockpiles. Capital spending in 2011 will be approximately $30 million. Major capital items are:

•

$8.2 million in underground development;

•

$5.8  million in capitalized waste stripping; and

•

$4.9 million in underground mining equipment.

Exploration at Jinfeng will consist of surface and underground drilling in the immediate mine area (24,000 meters) as well as regional exploration on 11  exploration licenses with sediment-hosted Carlin-type potential.

Tanjianshan

Tanjianshan will process 1.0 million tonnes of ore at 4.04 g/t Au. Mining will continue from the JLG open pit at a strip ratio of 2.56:1. Capital spending for 2011 will be $13.9 million, with the major item being:

•

$3.6 million for tailings expansion.

Exploration at Tanjianshan will consist of infill drilling at the 323 deposit, underground development and drilling at the QLT Deep area, and general target generation.

White Mountain

White Mountain will process 707,000 tonnes of ore at 4.02 g/t Au. This represents a 15% increase over the tonnes processed in 2010. This is being accomplished mainly by taking advantage of the excess throughput capacity in the grinding circuit. Capital expenditures for 2011 estimated to be $10.0 million, and the major items are:

•

$4.8 million for underground development; and

•

$1.0 million for tailings dam expansion.

Efemcukuru

In its first year of production, Efemcukuru will mine and process 254,000 tonnes of ore at 11.06 g/t Au. Mining will take place in the South Ore Shoot and the Middle Ore Shoot. Capital expenditures for 2011 are estimated at $70.0 million, of which $53 million is to complete the project construction.

Eastern Dragon

The Eastern Dragon project will complete construction in Q4 2011 and then process 40,000 tonnes of ore at 17.38 g/t Au and 132 g/t Ag. Capital spending for 2011 to complete project construction is estimated to be $62.5 million.

Perama Hill

During 2011 we expect to receive approval of the Pre-Environmental Impact Assessment and submit the full Environmental Impact Assessment. Construction is scheduled to begin in mid-2012.

Outlook

The Company  continues  to advance on the path set a number of years ago to build in a disciplined manner a successful high quality gold Company.  In addition to meeting our operating objectives, completing construction and commissioning of two new mines and executing our exploration programs, we will be developing  plans designed to optimize our  existing asset base with the objective to raise annual production to 1, 500,000 ounces by 2015.  Expansion plans for the individual assets shall be disclosed in the course of 2011, with the first study scheduled release  pertaining to the plan associated with increasing annual gold production at our Kisladag Mine  to approximately 450,000 ounces.    The Company is of the opinion that, in addition to the expansion opportunities at Kisladag,  Efemcukuru, White Mountain and Eastern Dragon also are expandable to levels beyond present guidance.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, Turkey and surrounding regions. We remain one of the lowest cost pure gold producers.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements or information herein include, but are not limited to, reporting of the Company’s 2010 operating results, the Company’s guidance for 2011 and the payment of dividends.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including, assumptions about the price of gold, the estimated reserve, resources and production of the combined entity and the impact on the integration of the business on our operations and financial position.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the ability to conclude a transaction,  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; business integration risks;  litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD); NYSE- (NYSE:  EGO).  Eldorado CDIs trade on the Australian Stock Exchange (ASX: EAU).

Contact:

Nancy Woo, Vice President  Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

             Website: www.eldoradogold.com

Request for information packages: jenniferm@eldoradogold.com